1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	June 10, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC May 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. – June. 10, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for May 2021: On a consolidated basis, revenue for May 2021 was approximately NT$112.36 billion, an increase of 0.9 percent from April 2021 and an increase of 19.8 percent from May 2020. Revenue for January through May 2021 totaled NT$586.09 billion, an increase of 17.1 percent compared to the same period in 2020.

TSMC May Revenue Report (Consolidated):

(Unit:NT$ million)
Period	May 2021	April 2021	M-o-M Increase (Decrease) %	May 2020	Y-o-Y Increase (Decrease) %	January to May 2021	January to May 2020	Y-o-Y Increase (Decrease) %
Net Revenue	112,360	111,315	0.9	93,819	19.8	586,085	500,418	17.1

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	May	Net Revenue	112,359,668	93,819,010
	Jan. ~ May	Net Revenue	586,084,692	500,417,765

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		67,156,862	20,854,080
	TSMC Global**		749,883,177	102,249,500
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		484,734,099	2,299,600
	TSMC**		484,734,099	179,627,500
	TSMC Japan Ltd.***		193,893,640	332,244

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	179,489,766
	Mark to Market Profit/Loss	(638,243)
	Unrealized Profit/Loss	(2,669,770)
Expired Contracts	Notional Amount	318,955,704
	Realized Profit/Loss	671,028
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	27,517,883
	Mark to Market Profit/Loss	277,326
	Unrealized Profit/Loss	189,908
Expired Contracts	Notional Amount	117,444,933
	Realized Profit/Loss	746,313
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	17,370,361
	Mark to Market Profit/Loss	160,043
	Unrealized Profit/Loss	122,453
Expired Contracts	Notional Amount	67,904,212
	Realized Profit/Loss	398,618
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(23,186)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,050,517
	Mark to Market Profit/Loss	(3,976)
	Unrealized Profit/Loss	(3,105)
Expired Contracts	Notional Amount	11,612,227
	Realized Profit/Loss	144,760
Equity price linked product (Y/N)		N